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                                                                    EXHIBIT 12.3

                 IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                            (dollars in thousands)

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                                                           Fiscal Year Ended September 30
                                            ---------------------------------------------------------
                                               1998       1997        1996        1995        1994
                                            ---------   ---------   ---------   ---------   ---------
Earnings
   Income (loss) from continuing operations $ (83,050)  $ 122,362   $ 164,893   $ 115,011   $   1,996
   Add:
     Loss from unconsolidated affiliate                                                       117,158
     Provision for income taxes                 8,863      90,751     107,984      75,501      41,315
     Fixed charges                            228,365     192,021     127,970      82,672      60,481
                                            ---------   ---------   ---------   ---------   ---------
   Earnings, as adjusted     (A)            $ 154,178   $ 405,134   $ 400,847   $ 273,184   $ 220,950
                                            =========   =========   =========   =========   =========


Fixed charges
   Other interest expense, including
     interest on capital leases             $ 199,816   $ 146,117   $ 105,222   $  61,888   $  44,096
   Estimated interest component of
     rental expense                            28,549      27,203      22,748      20,784      16,385
   Prepayment penalties on early
     extinguishment of debt                         0      18,701
                                            ---------   ---------   ---------   ---------   ---------

   Total fixed charges                        228,365     192,021     127,970      82,672      60,481

   Preferred stock dividends, as adjusted      31,798      32,458      36,709      25,180      18,908
                                            ---------   ---------   ---------   ---------   ---------

   Total fixed charges and preferred
     stock dividends (B)                    $ 260,163   $ 224,479   $ 164,679   $ 107,852   $  79,389
                                            =========   =========   =========   =========   =========

Ratio of earnings to fixed charges and
     preferred stock dividends (A) divided
     by (B)                                       0.6(1)      1.8(2)      2.4(3)      2.5         2.8
                                                 ====        ====        ====        ====        ====


(1) Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges and preferred stock dividends for the fiscal year ended September 30, 1998 is 1.0.

(2) Excluding the effect of transformation costs, the ratio of earnings to fixed charges and preferred stock dividends for the fiscal year ended September 30, 1997 is 2.4.

(3) Excluding the effect of transformation costs, the ratio of earnings to fixed charges and preferred stock dividends for the fiscal year ended September 30, 1996 is 2.6.

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